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                             June 28, 2023

       Ronald Gutstein
       Chief Executive Officer
       COtwo Advisors Physical European Carbon Allowance Trust
       15 Woodcock Lane
       Ridgefield, CT 06877

                                                        Re: COtwo Advisors
Physical European Carbon Allowance Trust
                                                            Registration
Statement on Form S-1
                                                            Filed May 12, 2023
                                                            File No. 333-271910

       Dear Ronald Gutstein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 12, 2023

       Risk Factors, page 28

   1. Refer to your response to comment 4 that the fragmented nature of data regarding the EU carbon market and the
lack of a centralized market monitoring of the EU carbon market may make it more
difficult to identify potential market manipulation and abuse practices.
                                                        Please add a risk
factor that addresses the risk to the Trust and its investors due to potential market
manipulation and abuse practices in the EU carbon market.
       Determination of Required Deposits, page 30

   2. Refer to your response to comment 8. Please revise to clearly show the impact to the
                                                        Trust's NAV and the NAV
per share of selling multiple Creation Baskets at a discount over time. In this
regard, it appears that your table is showing the discount to an
 Ronald Gutstein
FirstName  LastNameRonald   Gutstein
COtwo Advisors  Physical European  Carbon Allowance Trust
Comapany
June       NameCOtwo Advisors Physical European Carbon Allowance Trust
     28, 2023
June 28,
Page 2 2023 Page 2
FirstName LastName
         Authorized Participant per EUA basket deposit and does not show the cumulative impact to the Trust's NAV and the NAV per share. In your analysis, please revise to remove the assumption that the Trust's NAV per share remains constant, and revise the assumptions such that the Trust's NAV, the NAV per Share and the price per EUA result in EUA basket deposits that would have resulted in a fractional EUA but for your policy of disregarding fractional EUAs.
Plan of Distribution, page 35

3.       Please revise to identify your Authorized Participants.
Description of the Trust
Calculating NAV, page 37

4. Refer to your response to comment 9. Please revise your table on page 38 to clarify that the Daily EUA Futures are traded on the ICE ENDEX with one contract representing
         1,000 EUAs.
5. Refer to your response to comments 1 and 9. Please tell us why you consider the Daily
         EUA Future price as a more accurate measure of the price of EUAs than the spot market
         when    the price of the spot EUA is substantially identical to the settlement price for the
         Daily EUA Future.
Performance, Financials and Other Information, page 59

6. We note your response to prior comment 11. In order to help us further evaluate the applicability of ASC 946, please address the following:
             Confirm for us that the Trust has appropriately concluded that it is not a 1940 Act
             Investment Company.
             More fully evaluate whether you meet the fundamental characteristics of an investment company as defined by ASC 946 by referencing disclosure supporting your exit strategy (e.g., ASC 946-10-55-7) and telling us whether you provide investments services, and if so, whether they are substantive (e.g., ASC 946-10-55-5).
             More fully evaluate the ASC 946-10-55-16 guidance related to the more than one investor typical characteristic.
7. Please provide your ASC 820 principal market accounting analysis that supports the belief you expressed in your response to prior comment 11 that the Daily EUA Futures price as established by ICE ENDEX represents the fair value of an EUA in accordance with ASC
         820. That analysis should address, but not be limited to, the following:
             Explain why you believe the Daily EUA Futures market is the principal market for the EUAs the trust will hold. In this regard, we note that ASC 820-10-35-6 requires use of the price in the principal market for the asset or liability being fair valued and that the asset you are measuring, EUAs, does not appear to be a futures contract.
             Tell us if the Trust has access to the EEX spot market and if not, why. See ASC 820-
             10-35-6A.
 Ronald Gutstein
COtwo Advisors Physical European Carbon Allowance Trust
June 28, 2023
Page 3
             By reference to the four types of markets defined in ASC 820, clarify for us to what
           type of market    OTC    refers and how it operates.
             Explain how your principal market determination contemplates your disclosure on page 36 that the Trust will cause EUAs to be sold through dealers in OTC transactions or directly on the EEX, ICE Endex, and Nasdaq Oslo exchanges. See
           ASC 820-10-35-5A. As part of this explanation, clarify how you considered the fact that the Trust only transacts with Authorized Participants and what you mean when
           you state    the Trust will cause EUAs to be sold    in certain
markets.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                           Sincerely,
FirstName LastNameRonald Gutstein
                                                   Division of Corporation
Finance
Comapany NameCOtwo Advisors Physical European Carbon Allowance Trust
                                                   Office of Crypto Assets
June 28, 2023 Page 3
cc:       Eric D. Simanek
FirstName LastName